Mail Stop 4561

December 30, 2009

Robin Raina
Chairman of the Board, President and CEO
Ebix, Inc.
5 Concourse Parkway, Suite 3200
Atlanta, GA 30328

> **Re:** **Ebix, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 8-K Filed December 17, 2009**
> **File No. 000-15946**

Dear Mr. Raina:

We have reviewed your response letter dated December 23, 2009 in connection
with the above-referenced filings and have the following comments. If indicated, we
think you should revise your document in response to these comments. If you disagree,
we will consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may
better understand your disclosure. After reviewing this information, we may raise
additional comments.

General

1. As discussed with counsel on December 30, 2009, we are unable to act
affirmatively on your request for confidential treatment, as your complete, un-
redacted response letter dated November 23, 2009 has already been submitted on
EDGAR. As such, once a letter has been submitted, it will be made publicly
available on EDGAR.

Form 8-K/A Filed December 17, 2009

Exhibit 99.4

Unaudited Pro Forma Condensed and Combined Financial Information

2. Revise to present separate columns for the historical results and pro forma
adjustments. Please ensure that your pro forma adjustments reconcile to the

referenced footnotes explaining the assumptions involved.  Refer to Rule 11-02(b)(4) of Regulation S-X.

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

3.      Describe your accounting for the put option issued to the E-Z Data sellers under the terms of the acquisition agreement.  Indicate the impact, if any, on the purchase price allocation and pro forma adjustments.

4.      Some of the adjustments may not be appropriate since they are not directly affected by the acquisition.  That is, explain the reasons for adjustments (E), (F), (G) and (H) and indicate why you believe that these adjustments are consistent with Rule 11-02(b)(6) of Regulation S-X.  Be advised that adjustments should not be made to eliminate a non-recurring item that was not directly affected by the acquisition.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review.  Please furnish a cover letter that keys your response to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Melissa Walsh, Staff Accountant, at (202) 551-3224, if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Stephani Bouvet at (202) 551-3545 or Mark P. Shuman, Branch Chief – Legal, at (202) 551-3462.  If you need further assistance, you may contact me at (202) 551-3488.

Sincerely,


Stephen Krikorian
Accounting Branch Chief